Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Vista Outdoor Inc.
36th Annual Roth Conference Transcript
Monday, March 18, 2024 10:30 AM PT

COMPANY PARTICIPANTS

Andrew Keegan
Chief Financial Officer

Eric C. Nyman
CEO Revelyst, Co-CEO & Director

QUESTION AND ANSWER

[Portions of transcript unrelated to transaction omitted]

Matthew Koranda
Analyst

Maybe Eric, could you just bring us up to speed on the process we’re going through to separate the two sides of the business? Why the separation in your Sporting Products, which is the Ammo side, and then the Outdoor Products business which will eventually be Revelyst? Why is that beneficial to shareholders? And then maybe just cover some of the milestones that we should be looking for over the next few months. So I know there’s a lot in that, but let’s start there.

[Portions of transcript unrelated to transaction omitted]

Eric C. Nyman
CEO Revelyst, Co-CEO & Director

[W]e announced in October the sale of Kinetic Group or the Ammo side of the company for $1.91 billion to CSG or the Czechoslovak Group. We feel that’s a good value for all of our shareholders. We’ve gone through HSR or the anti-trust piece of that sale with the government.

We’re now in the last stages of CFIUS and we feel good about where that’s going and hopefully we’ll have some news to share in the next few weeks on that. So we feel like the separation is on track. There’s no crystal ball, but we feel like from a separation standpoint, it will probably happen sometime after a shareholder vote late April, early May, which would lead to a formal separation where Revelyst will go public as Revelyst, stock ticker GEAR, at some point in May. And the sale will be completed on The Kinetic Group side to CSG.

[Portions of transcript unrelated to transaction omitted]

Matthew Koranda
Analyst

Andy, I’m going to kick the financial side of it to you, but just talk about $1.91 billion from Ammo, wind that down and bring us to sort of the cash that ends up on Revelyst balance sheet and how that sets you up for success on a go forward basis?

Andrew Keegan
Chief Financial Officer

Yeah, great to talk to everybody today. So the $1.91 billion will have a few things that get paid down as we go through that process. So debt will come down. It will be – call it seven – a little over $700 million that we will have to pay off at the point of the close. We also expect there will be a cash distribution to shareholders of $12.90 per share, which equates to about $750 million of cash off the $1.91 billion. And there’s going to be costs, transaction-related costs and taxes that we have to pay of call it around $100-ish million.

All in all, right now, what we’re actually expecting when close occurs is going to be around $400 million of cash available to capital deployment. We are planning to have about $250 million of that be on Revelyst’s balance sheet for the go forward period. Anything above that, so the $150 million would be returned to shareholders. Now, whether that’s through a share repurchase or a dividend, a special dividend of sorts is still TBD at this point in time, but that would be the split, and then the $250 million would be used as part of the Revelyst capital allocation process as we head into the future, capitalizing that business for growth as we go forward.

Matthew Koranda
Analyst

Okay. And then just one more on the separation, maybe just for CFIUS. You said you’re kind of in the final stages there. I know there’s probably not a lot you can share in terms of the inner workings of how you’re dealing with the CFIUS committee, but maybe just talk about prior transactions that you’ve observed, what mitigation sort of requests they’ve made of other selling ammunition businesses. How has that kind of fit into the 90-day process, roughly, that CFIUS has?

Andrew Keegan
Chief Financial Officer

Yeah. So the process is not always easy for those who don’t know CFIUS. It’s a – it’s for foreign acquirers, really there’s nine departments that operate in that process that we have to work with, two primaries and then the rest are approval processes. Actually, the company CSG, who is acquiring the Ammo company, just went through this process, actually, back in beginning of 2023. It did take them about six months to run through the overall process is what we observed.

There is a few things that they can look at as they’re looking through this. They are – whether it’s the process of watching the information that you’re going through, whether it’s import, export type of activities. If there’s IP that they want to make sure doesn’t go into different hands, they can ask you to have mitigation around that. Supply agreements as we serve the government, they can have prioritized supply agreements. So there’s a few things that they could request. We’ll work through that. We’re certainly in regular contact with them as we’re talking through all these things, and we expect that we’ll be able to get this closed, hopefully in the next few weeks, as Eric said.

Matthew Koranda
Analyst

Okay, great. And then I lied one more on the transaction here. The S-4 has been filed and that has to be declared effective. And then we have basically like a 30-day window to get to the shareholder vote. Where does that put us in terms of timing of the shareholder vote at this point?

Andrew Keegan
Chief Financial Officer

So the S-4, we just actually filed the second amendment to that, or the first amendment. Second filing of that here a week and a half or so ago. Updating for Q3 numbers and responding to the first set of SEC comments. Somewhat depends on if the SEC has a lot more comments, but if we do in the next couple of weeks, be able to get to a declaration of effectiveness., you’re in that May time period, probably first couple of weeks of May that we would have a shareholder vote and be able to then assuming CFIUS is closed, we’d be closing quickly thereafter.

[Portions of transcript unrelated to transaction omitted]

Forward-Looking Statements

Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the third quarter of fiscal year 2024, and in the filings we make with Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. After the Registration Statement is declared effective, we will mail the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/ prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.